Exhibit 3.2

Amended Bylaws of
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.
A CALIFORNIA CORPORATION

Article III (Directors), Section 2 of the Bylaws of the Corporation shall be amended to read as follows:

Section 2.  NUMBER AND QUALIFICATION OF DIRECTORS.  The number of directors of the corporation shall be not less than five (5) nor more than nine (9).  The exact number of directors shall be five (5).  The exact number of directors may be changed, within the limits specified above by a by-law amending this Section 2, duly adopted by the Board of Directors or by the shareholders.  The indefinite number of directors may be changed or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the articles of incorporation or by an amendment to this by-law duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the number or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16 2/3% of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum number of directors minus one.